The Boeing Company 100 North Riverside Chicago IL 60606-1596

June 15, 2020

Via Edgar Filing
Jean Yu & Kevin Stertzel
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Washington, D.C. 20549
Re:     The Boeing Company
Form 10-K for Fiscal Year Ended December 31, 2019 Filed January 31, 2020
Form 10-Q for Fiscal Quarter Ended March 31, 2020 Filed April 29, 2020
File No. 1-00442

Dear Ms. Yu and Mr. Stertzel,

Set forth below are responses to your letter dated June 2, 2020. We have repeated your comments below followed by our response.

Form 10-K for the Year Ended December 31, 2019
Selected Financial Data, page 18

1.
We note you provide disclosure of Operating cash flow in your table of Selected Financial Data. Please expand your disclosure in future filings to include disclosure of Investing and Financing cash flows in order to provide investors with a more balance presentation. Refer to Section 202.03 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response

In response to your comment, we will include disclosure of Investing and Financing cash flows in the table of Selected Financial Data in future filings.

Ms. Jean Yu & Mr. Kevin Stertzel
June 15, 2020

Backlog, page 28

1.
We note from various news sources that you have experienced significant commercial aircraft order cancellations in fiscal year 2020. We further note your response to our prior comment number two in your letter dated October 18, 2019. As it appears order cancellations are now at significant levels, please be sure to include robust quantified and narrative disclosure of the expected impacts to your backlog, results of operations and cash flows in your future filings.

Response

We believe that our order, delivery and production rate disclosures along with our backlog disclosures provide significant insight for investors and other users of our financial statements regarding expected impacts to our backlog, results of operations and cash flows.

Our backlog excludes all canceled orders and represents the estimated transaction price on unsatisfied and partially satisfied performance obligations with customers where (i) it is probable that we will collect the consideration due and (ii) no contingencies remain before we and the customer are required to perform. Each quarter, we assess backlog in accordance with ASC 606 to determine whether we believe it is probable we will collect the consideration due and whether any new customer-controlled contingencies exist. Any amounts that we deem to be either uncollectible or subject to a customer-controlled contingency in connection with such an assessment are removed from backlog. For example, our 2019 Annual Report on Form 10-K noted that a number of our customers had contractual remedies, including rights to reject individual airplane deliveries if the actual delivery date is significantly later than the original contractual delivery date. We further noted that, if we determine that a customer has a right to reject an individual delivery, we remove that unit from backlog as we would consider that to be a customer-controlled contingency.

Ms. Jean Yu & Mr. Kevin Stertzel
June 15, 2020

Our prior Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q disclose the number of undelivered units under firm orders that are included in backlog, grouped by program, at each reporting date. This presentation enables a reader to track orders for each of our major airplane programs over time.

The following is an excerpt from our first quarter 2020 Form 10-Q showing this information.

The following table provides details of the accounting quantities and firm orders by program. Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders.

	Program
As of 3/31/2020	737		747*	767	777	†	777X	787	†
Program accounting quantities	10,000		1,574	1,195	1,690		**	1,500
Undelivered units under firm orders	4,079		13	86	47		309	515	(28)
Cumulative firm orders	11,523		1,568	1,272	1,680		309	1,483

As of 12/31/2019	737	†	747	767	777	†	777X	787	†
Program accounting quantities	10,400		1,574	1,195	1,690		**	1,600
Undelivered units under firm orders	4,398		17	94	68		309	520	(29)
Cumulative firm orders	11,837		1,572	1,270	1,695		309	1,459
†    Aircraft ordered by BCC are identified in parentheses
*    At March 31, 2020, the 747 accounting quantity includes one already completed aircraft that has not been sold and is being remarketed.
**    The accounting quantity for the 777X will be determined in the year of first airplane delivery.
We also disclosed in our most recent Quarterly Report on Form 10-Q that the reduction in the number of orders included in our backlog compared to the prior quarter was caused by a combination of aircraft order cancellations and orders from customers deemed to be experiencing liquidity issues. Cancellations may result from a mutual agreement with a customer or from a customer or Boeing exercising a contractual right to cancel. Customer orders typically include deliveries made over several years, and new orders or order cancellations or removals do not necessarily result in near-term financial impacts.

Each quarter we assess future production plans on each of our commercial airplane programs. These assessments include evaluations of required delivery dates for existing purchase contracts, requests from customers to accelerate or defer deliveries, customers’ credit worthiness estimates of future demand, and our capacity constraints.

We disclose current and planned production rates and deliveries for our major commercial aircraft programs. We believe that these disclosures provide investors with additional visibility into expected future impacts on operating results and cash flows. In our first quarter 2020 Form 10-Q, we disclosed that we planned to adjust production rates across several of our commercial airplane programs as a result of the projected impacts of COVID-19 on the commercial airplane industry. For example, we disclosed that we planned to reduce production rates for our 787 from 14 per month to 10 per month in 2020 and gradually reduce to 7 per month by 2022. We provided similar disclosures for all of our commercial airplane programs. We believe that these disclosures enable readers to compare our current performance with expected future performance for each of our commercial

Ms. Jean Yu & Mr. Kevin Stertzel
June 15, 2020

airplane programs. Our production decisions are informed by our best estimates of future delivery profiles, industry demand, and customer activity, and we believe that by providing information to readers regarding current and planned production rates and deliveries, we are providing the most meaningful information regarding estimated future impacts to our results of operations and cash flows.

In response to your comment, future filings will include, where applicable, explanations for significant changes in backlog. For example, when we record significant backlog reductions, we will explain the extent to which such reductions are due to order cancellations, ASC 606 assessments and/or deliveries made during the relevant period. In addition, we will continue to disclose current and planned production rates and deliveries to provide investors with additional insight into our expected results of operations and cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies & Estimates 737 MAX Grounding, page 45

1.
We note your disclosure regarding the 737 MAX grounding and your recognition of a $7.4 billion liability for potential concessions and other considerations to customers for disruptions related to the grounding. In future filings, please provide enhanced disclosures to better clarify the nature and amounts of the various concessions you are providing. It appears your concessions may be in the form of cash, in-kind consideration and other forms of concessions. Please consider providing a tabular presentation of the concessions by type, so that investors can better understand the expected impacts to your cash flows and operating results.

Response

Our 2019 Annual Report on Form 10-K and first quarter Quarterly Report on Form 10-Q included the following tabular summaries of the amounts and types of considerations we are providing to customers.

The following table summarizes changes in the 737 MAX customer concessions and other considerations liability during 2019.

2019
Beginning balance – January 1
Initial liability recorded in the second quarter of 2019	$6,110
Reductions for payments made	(1,237)
Reductions for concessions and other in-kind considerations	(133)
Changes in estimates	2,649
Ending balance – December 31	$7,389

Ms. Jean Yu & Mr. Kevin Stertzel
June 15, 2020

The following table summarizes changes in the 737 MAX customer concessions and other considerations liability during 2020.

2020
Beginning balance – January 1	$7,389
Reductions for payments made	(671)
Reductions for concessions and other in-kind considerations	(2)
Changes in estimates	(30)
Ending balance – March 31	$6,686
As set forth in the above tables, most of the considerations provided to 737 MAX customers in 2019 were in the form of cash. To date, the in-kind considerations we have agreed to provide to 737 MAX customers have not been material. Of the remaining $6.7 billion, we have reached agreements with customers to pay approximately $1 billion in cash expected to be paid in 2020 and approximately $1 billion in reduced 737 MAX delivery payments. With respect to the remaining $4.7 billion, the types of considerations we may provide in the future will depend on the outcomes of negotiations with individual customers and the timing and conditions surrounding 737 MAX return to service. The tables also show how changes in estimates impacted operating results. This liability represents our best estimate of future concessions and other considerations to customers, and is necessarily based on a series of assumptions. The ultimate timing and conditions surrounding 737 MAX return to service, and the adverse impact COVID-19 is having on our airline customers create additional uncertainty regarding whether the concessions or other considerations resulting from negotiations with any particular customers is likely to consist primarily of cash payments, reduced 737 MAX delivery payments or in-kind consideration. Future filings will continue to include tabular disclosure of the nature and types of considerations provided in respect of the liability, as well as any changes in estimates. In response to your comment, we will also provide a narrative description similar to the above to disclose in future filings the expected impacts to cash flows and operating results to the extent such amounts are material.

Ms. Jean Yu & Mr. Kevin Stertzel
June 15, 2020

Form 10-Q for the quarter ended March 31, 2020
Liquidity, page 37

4.
We note from your liquidity footnote in note 1 to the financial statements at March 31, 2020 trade payables included $4.5 billion payable to suppliers who have elected to participate in supply chain financing programs. To the extent the supply chain finance arrangements are material to your current liquidity and/or are reasonably likely to affect liquidity in the future, please provide the following information, where relevant:

The impact these arrangements have on your operating cash flows in all periods presented;

•	The intraperiod variability in accounts payable balances attributed to the programs;

•	The material and relevant terms of the arrangements, including the risks along with general benefits;

•	Any guarantees provided by subsidiaries and/or the parent;

•	Any plans to further extend terms to suppliers;

•	Any factors that may limit your ability to continue using similar arrangements to further improve operating cash flows; and

•	Trends and uncertainties related to the extension of payment terms under the arrangements.

Response

In our first quarter 2020 Quarterly Report on Form 10-Q, we provided additional disclosures regarding our liquidity because of the significant negative liquidity impacts we experienced, and expected to continue to experience, related to the COVID-19 pandemic and the continued 737 MAX grounding. Cash required to fund operating activities during the first quarter of 2020 exceeded $4 billion. As such, we provided readers of our financial statements with additional insights into our sources of liquidity at March 31, 2020, as well as details regarding the risks related to our ability to access additional liquidity in future quarters. We do not consider supply chain financing programs to be material to our overall liquidity. As disclosed in our first quarter 2020 Quarterly Report on Form 10-Q, our debt balance totaled $38.9 billion at March 31, 2020, up from $27.3 billion at December 31, 2019. Subsequent to our most recent Quarterly Report on Form 10-Q, we issued $25 billion of debt securities, as disclosed on a Current Report on Form 8-K dated May 4, 2020. At March 31, 2020 and December 31, 2019, we had $9.6 billion of unused borrowing capacity on revolving credit agreements, which also represents a potential significant source of liquidity. Supply chain programs did not have a material impact on our liquidity in the first quarter of 2020. The reduction in payables to suppliers who elected to participate in supply chain financing programs was $0.7 billion in the first quarter of 2020, which is immaterial to our overall liquidity. Furthermore, this decline was primarily due to suspensions of production on certain programs and associated reductions in purchases from suppliers and not due to any changes in the availability of supply chain financing. While we disclosed in our first quarter 2020 Form 10-Q that “access to supply chain financing could be curtailed if our credit ratings are further downgraded,” we do not believe that changes in the availability of supply chain financing will have a significant impact on our liquidity.

Ms. Jean Yu & Mr. Kevin Stertzel
June 15, 2020

We have concluded that supply chain finance arrangements have not historically been material to our liquidity and are not reasonably likely to materially impact our liquidity in future periods. In response to your comment, we will disclose in future filings the amounts included in accounts payable attributable to supply chain programs as well as the impact on operating cash flows in each period. This will provide users of our financial statements with information to help them understand how our supply chain financing programs affect our balance sheet and cash flow statement. In addition, we will continue to provide updates regarding our liquidity in future periodic filings.

*****

If you would like to speak with us about any of these matters, please do not hesitate to call me at (312) 544-2500 or in my absence, Michael Cleary, Vice President Accounting and Financial Reporting at (312) 544-2115.
Sincerely,

/s/ Robert E. Verbeck

Robert E. Verbeck
Senior Vice President, Finance & Corporate Controller